UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response.....2.50
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-13649

CUSIP NUMBER
NOTIFICATION OF LATE FILING	084597202

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: DECEMBER 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BERKSHIRE BANCORP, INC.
Full Name of Registrant

N/A
Former Name if Applicable

160 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10038
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has been delayed in obtaining certain information it requires in order to evaluate certain securities in its  investment portfolio in order to determine whether or not it needs to incur an  impairment charge at December 31, 2009.

.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven Rosenberg	212	791-5362
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant is unable to provide a final estimate of its net loss and  related loss allocated to common stockholders for the year ended December 31, 2009 until it completes the impairment analysis referred to above, it currently anticipates that its  Statement of Operations  for the year ended December 31, 2009 will reflect a net loss and related loss allocated to common stockholders of approximately $5,064,000 and $9,864,000, respectively,  as compared with a net loss of $79,905,000 during the year ended December 31, 2008 (there were no dividends on preferred stock  in 2008).

___________

BERKSHIRE BANCORP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Steven Rosenberg
Steven Rosenberg, President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).